Sports Ventures Acquisition Corp.

9705 Collins Ave. 1901N

Bal Harbour, FL 33154

VIA EDGAR

December 30, 2020

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Thomas Jones

Re:	Sports Ventures Acquisition Corp. Registration Statement on Form S-1 Filed October 9, 2020 CIK No. 1826574

Dear Mr. Jones,

Sports Ventures Acquisition Corp. (the “Company” or “we”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated November 4, 2020 regarding the Company’s Registration Statement on Form S-1 filed on October 9, 2020 (the “Registration Statement”). For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in an amended Registration Statement on Form S-1 (the “Amended Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Registration Statement on Form S-1 filed October 9, 2020

Risk Factors, page 126

1.	Please expand the disclosure in this section to include the risks related to the agreement mentioned in the second paragraph on page 126.

Response: The Company respectfully advises the Staff that it has revised disclosures in the Amended Registration Statement (page 54) in response to the Staff’s comment.

Signatures, page II-4

2.	Please add the signature of your authorized representative in the United States.

Response: The Company respectfully advises the Staff that it has revised the signature page of the Amended Registration Statement to reflect the appointment of Alan Kestenbaum, our Chairman and Chief Executive Officer, as the Company’s authorized representative in the United States.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Stuart Neuhauser, at sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Alan Kestenbaum
Alan Kestenbaum Chief Executive Officer Sports Ventures Acquisition Corp.

cc:	Ellenoff Grossman & Schole LLP